NEVSUN RESOURCES LTD. Consolidated Financial Statements Years ended December 31, 2014 and 2013 (Expressed in United States dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These statements include amounts that are based on management’s best estimates and judgements.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Management is also responsible for ensuring that financial information used elsewhere in annual filings is consistent with that in the financial statements.

Management is responsible for establishing and maintaining a system of internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Accordingly, our system of internal control over financial reporting provides management with reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility through the Audit Committee.  The Audit Committee consists of three directors all of whom are independent.  This Committee meets periodically with management, as well as the external auditors, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and annual consolidated financial statements and submit them to the Board of Directors; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; recommend the appointment of external auditors; and approve the scope of the internal and external auditors' audit and non-audit work.

The Company’s auditors, KPMG LLP, Registered Public Accountants, appointed by the shareholders, conduct an examination in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) to allow them to express their opinion on the financial statements and our system of internal control over financial reporting.  The auditors have full and free access to the Audit Committee and their reports are included herein.

“Cliff T. Davis”
Cliff T. Davis
Chief Executive Officer

“Tom Whelan”
Tom Whelan
Chief Financial Officer

February 25, 2015

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nevsun Resources Ltd.

We have audited the accompanying consolidated financial statements of Nevsun Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

Nevsun Resources Ltd.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Nevsun Resources Ltd. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

//s//  KPMG LLP

Chartered Accountants

February 25, 2015
Vancouver, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nevsun Resources Ltd.

We have audited Nevsun Resources Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, under the heading Changes in Internal Control over Financial Reporting included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that:  (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

Nevsun Resources Ltd.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nevsun Resources Ltd. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and our report dated February 25, 2015 expressed an unqualified opinion on those consolidated financial statements.

//s//  KPMG LLP

Chartered Accountants
February 25, 2015

NEVSUN RESOURCES LTD. Consolidated Balance Sheets (Expressed in thousands of United States dollars)

	Note	December 31, 2014	December 31, 2013

Assets

Current assets
Cash and cash equivalents	6	$442,418	$302,724
Accounts receivable and prepaids	7	32,188	57,180
Inventories	8	86,851	61,024
Due from non-controlling interest	9	21,211	46,691
		582,668	467,619
Non-current assets
Due from non-controlling interest	9	27,272	36,503
Account receivable	7	1,087	2,573
Inventories	8	14,819	6,841
Mineral properties, plant and equipment	10	360,840	357,324
		404,018	403,241
Total assets		$986,686	$870,860

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	11	$54,169	$30,787
Dividends payable		7,986	13,943
Income taxes payable		533	3,832
		62,688	48,562

Non-current liabilities
Deferred income taxes	12	56,906	30,188
Provision for mine closure and reclamation	13	34,196	23,614
		91,102	53,802
Total liabilities		153,790	102,364

Equity
Share capital	14	407,359	405,979
Share-based payments reserve		16,202	14,843
Retained earnings		253,035	187,795
Equity attributable to Nevsun shareholders		676,596	608,617

Non-controlling interest		156,300	159,879
Total equity		832,896	768,496
Total liabilities and equity		$986,686	$870,860

Commitments and contingencies (notes 19, 24)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:
"Robert J. Gayton"	Director	"R. Stuart Angus"	Director
Robert J. Gayton		R. Stuart Angus

NEVSUN RESOURCES LTD. Consolidated Statements of Comprehensive Income (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2014 and 2013

	Note	2014	2013

Revenues	16	$555,012	$155,698
Cost of sales
Operating expenses	17	(194,522)	(62,848)
Royalties		(25,072)	(8,070)
Depreciation and depletion	10	(40,081)	(13,385)
Operating income		295,337	71,395

Administrative expenses	18	(17,363)	(14,537)
Finance income	9	2,974	3,464
Finance costs	13	(1,906)	(882)
Income before taxes		279,042	59,440

Income taxes	12	(112,477)	(30,186)
Net income and comprehensive income		$166,565	$29,254

Net income and comprehensive income attributable to:
Nevsun shareholders		$93,394	$12,857
Non-controlling interest		73,171	16,397
		$166,565	$29,254

Earnings per share attributable to Nevsun shareholders:	14
Basic		$0.47	$0.06
Diluted		$0.47	$0.06

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) Years ended December 31, 2014 and 2013

	Note	2014	2013
Operating activities
Net income		$166,565	$29,254
Items not involving the use of cash
Depreciation and depletion		40,125	13,436
Income taxes		112,477	30,186
Share based compensation	14	2,208	3,137
Interest income on due from non-controlling interest	9	(2,621)	(3,314)
Provision for inventory obsolescence		2,094	2,808
Other		(149)	615

		320,699	76,122
Changes in non-cash operating capital
Accounts receivable and prepaids		(8,977)	12,617
Inventories		(30,865)	(25,459)
Accounts payable and accrued liabilities		25,623	12,892

Cash generated from operating activities		306,480	76,172
Income taxes paid	12	(88,983)	(60,484)

Net cash provided by operating activities		217,497	15,688
Investing activities
Expenditures on mineral properties, plant and equipment		(55,118)	(133,423)
Pre-commercial production copper sales receipts		50,936	71,255
Loan to supplier		(2,200)	(7,000)
Changes in non-cash working capital related to investing activities		2,124	(38)

Net cash used in investing activities		(4,258)	(69,206)
Financing activities
Dividends paid to Nevsun shareholders		(34,770)	(23,880)
Distributions to non-controlling interest		(76,750)	-
Amounts repaid by (loaned to) non-controlling interest, including interest	9	37,332	(16,750)
Issuance of common shares, net of issue costs	14	643	468

Net cash used in financing activities		(73,545)	(40,162)
Increase (decrease) in cash and cash equivalents		139,694	(93,680)
Cash and cash equivalents, beginning of year		302,724	396,404
Cash and cash equivalents, end of year		$442,418	$302,724

Supplementary cash flow information (note 6 )

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of United States dollars) Years ended December 31, 2014 and 2013

	Number of shares (note 14)	Share capital (note 14)	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2012	198,982,815	$404,960	$13,145	$201,698	$619,803	$143,482	$763,285
Exercise of stock options	325,000	468	-	-	468	-	468
Transfer to share capital on exercise of options	-	551	(24)	-	527	-	527
Transfer on forfeiture of vested options	-	-	(1,113)	1,113	-	-	-
Return to treasury of fractional shares	(13)	-	-	-	-	-	-
Share-based payments	-	-	2,835	-	2,835	-	2,835
Income for the year	-	-	-	12,857	12,857	16,397	29,254
Dividends declared	-	-	-	(27,873)	(27,873)	-	(27,873)
December 31, 2013	199,307,802	$405,979	$14,843	$187,795	$608,617	$159,879	$768,496
Exercise of stock options	345,000	1,327	-	-	1,327	-	1,327
Transfer to share capital on exercise of options	-	53	(53)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(774)	774	-	-	-
Share-based payments	-	-	2,186	-	2,186	-	2,186
Income for the year	-	-	-	93,394	93,394	73,171	166,565
Dividends declared	-	-	-	(28,928)	(28,928)	-	(28,928)
Distributions to non-controlling interest	-	-	-	-	-	(76,750)	(76,750)
December 31, 2014	199,652,802	$407,359	$16,202	$253,035	$676,596	$156,300	$832,896

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

1.	Description of business and nature of operations

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are engaged in the acquisition, exploration, development and operation of mineral property interests. Nevsun is a public company which is listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”. Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), is currently governed by the Business Corporations Act (British Columbia) and maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4 and its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1 and its website address is www.nevsun.com.

The Company’s principal operation is the Bisha Mine, owned via the Eritrean registered corporation, Bisha Mining Share Company (BMSC or the Bisha Mine), in which Nevsun has a 60% interest. The remaining 40% ownership in BMSC is owned by the State-owned Eritrean National Mining Corporation (ENAMCO), representing a non-controlling interest. The Bisha Mine is a gold, copper and zinc deposit. Mining of the gold oxide phase began in 2010 and was substantially completed by the end of the second quarter of 2013. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013. On December 1, 2013, the Company determined the commissioning phase of the copper expansion had been completed as the copper plant and facilities were operating in the manner intended by management. Mining of the supergene copper ore is expected to continue until early 2016 at which time the Bisha Mine plans to begin to process ore from the primary phase. The primary phase ore contains a significant amount of zinc and copper. Construction of the zinc plant began in 2014 with the zinc plant scheduled for commissioning in the first half of 2016.

The consolidated financial statements of Nevsun for the year ended December 31, 2014, were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 25, 2015.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments which have been measured at fair value. These consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise noted.

The significant accounting policies are presented in Note 3 and have been applied consistently in each of the periods presented. The critical judgements in applying accounting policies and sources of estimation are presented in Note 5.

3.	Summary of significant accounting policies

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. Power over an investee exists when the Company has existing rights which gives it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights of the subsidiary. All intercompany transactions and balances are eliminated on consolidation. For subsidiaries that the Company controls but does not own 100% of, the interest attributable to non-controlling shareholders is reflected in non-controlling interest. Adjustments to non-controlling interests are accounted for as transactions with owners and adjustments that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

3.	Summary of significant accounting policies (continued)

(a)	Principles of consolidation (continued)

Significant subsidiaries of Nevsun Resources Ltd. are as follows:

			Nevsun’s effective interest
Name	Country of incorporation	Principal activity	(%)

Nevsun (Barbados) Holdings Ltd.	Barbados	Holding company	100
Nevsun Africa (Barbados) Ltd.	Barbados	Holding company	100
Nevsun Resources (Eritrea) Ltd.	Barbados	Holding company	100
Bisha Mining Share Company	Eritrea	Mining	60

(b)	Foreign currency translation

The functional and reporting currency of the Company and all its subsidiaries is the United States dollar. Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the transaction. Foreign currency translation differences are recognized in profit or loss.

(c)	Revenue recognition and trade receivables

The Company includes proceeds from the sale of product, including by-product, in revenue. Revenue is recognized when the transfer of title and the risk and rewards of ownership pass to the customer provided that collection is reasonably assured, the price can be reliably measured, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

All sales are completed in the form of executed sales agreements where final prices are determined by quoted market prices on a date subsequent to the date of sale. Revenue is recorded on a provisional basis based on current market prices on the date of sale. Adjustments are made to the sale price based on movements in quoted market prices up to the date of final pricing. The adjustment mechanism in these sales agreements is considered an embedded derivative. The fair value of the final sales price adjustment is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to revenue. Any subsequent variations in the final determination of metal concentrate weight and metal content are also recognized as revenue adjustments.

Revenues received are net of treatment and refining charges.

(d)	Inventories

Inventories include materials and supplies, work-in-progress and finished goods, and are valued at the lower of weighted average cost and net realizable value. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for materials and supplies includes purchase price and freight, and cost for work-in-progress and finished goods are the costs of production. For this purpose, the costs of production include:

(i)	fuel, power, labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;

(ii)	the depreciation of mineral properties and plant and equipment used in the extraction and processing of ore; and

(iii)	production overheads.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

3.	Summary of significant accounting policies (continued)

(d)	Inventories (continued)

Work-in-progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. Quantities are assessed primarily through surveys and assays. The non-current portion of ore in stockpiles consists of oxide ore and primary ore not expected to be processed in the next twelve months, and pyrite sand which may not be monetized in the next twelve months.

Write-downs of inventories to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurred. Such write-downs are reversed in the event that there is a subsequent increase in the net realizable value of the inventory.

(e)	Mineral properties, plant and equipment

(i)	Exploration and evaluation

Once the legal rights to explore an area have been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation, and are included within mineral properties, plant and equipment. Costs incurred prior to the Company obtaining the legal rights are expensed. Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential. Obligations for removal and restoration as a result of undertaking the exploration and evaluation are capitalized. Management reviews the carrying value of capitalized exploration costs at least annually. The review is based on the Company’s intentions for further exploration and development of the undeveloped property. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project, net of any previous impairment provisions, are written off.

(ii)	Development and construction in progress

When economically viable reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral properties, plant and equipment. Costs associated with the commissioning of new assets incurred before they are operating in the way intended by management, including directly attributable costs of testing, are capitalized. Development expenditures are net of the proceeds of the sale of metals from ore extracted during this phase. When developed or constructed assets are operating in the way intended by management, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and are included within mineral properties, plant and equipment.

(iii)	Plant and equipment

Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items, i.e. major components, of plant and equipment.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

3.	Summary of significant accounting policies (continued)

(e)	Mineral properties, plant and equipment (continued)

(iii)	Plant and equipment (continued)

The cost of major overhauls of parts of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the routine servicing of plant and equipment are recognized in profit or loss as incurred.

(iv)	Lease arrangements

Leases that transfer substantially all of the benefits and risks incidental to the ownership of property to the Company are accounted for as finance leases. Assets under finance lease are originally capitalized at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the finance lease obligation and finance charge. The plant and equipment acquired under finance lease is depreciated over the shorter of the asset’s useful life and the lease term. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Where a lease is prepaid, the obligation is offset against the prepayment.

The Company has entered into arrangements that are in substance leasing arrangements and have been accounted for in accordance with this policy.

(v)	Depreciation and depletion

Mineral properties, plant and equipment associated with mining operations are depreciated over the estimated useful lives of the assets on a units-of-production basis or on a declining balance basis at rates of 5% to 33% per annum, as appropriate. All other equipment is depreciated on a declining balance basis at rates of 5% to 33%, as appropriate. Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

(vi)	Stripping costs in the production phase

Where production stripping activity does not result in inventory produced, but does provide improved access to the ore body, the costs are deferred when the stripping activity meets the following criteria: (1) it is probable that the future economic benefit associated with the stripping activity will flow to the Company; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. Deferred stripping costs are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(vii)	Impairment of non-financial assets

Non-financial assets are evaluated at the end of each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

3.	Summary of significant accounting policies (continued)

(e)	Mineral properties, plant and equipment (continued)

(vii)	Impairment of non-financial assets (continued)

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine value in use when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs and the discount rate used. Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(f)	Provision for mine closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting estimated costs are capitalized to the corresponding asset. The provision for mine closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgements and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in mine closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

(g)	Financial instruments

(i)	Financial assets

The Company initially recognizes loans and receivables on the date that they originate. All other financial assets are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies its financial assets as loans and receivables. The classification depends on the purpose for which the financial assets were acquired, and management determines the classification of financial assets at recognition.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

3.	Summary of significant accounting policies (continued)

(g)	Financial instruments (continued)

(i)	Financial assets (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables, and loan to supplier. Included in trade receivables are provisionally priced sales receivables measured at fair value with changes recognized in profit or loss.

(ii)	Financial liabilities

The Company classifies all of its financial liabilities as other financial liabilities. Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

(h)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable or receivable in respect of previous years. The Company uses the balance sheet method of accounting for deferred income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits against which the deferred tax assets can be utilized will be available. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expenses in the year that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

3.	Summary of significant accounting policies (continued)

(i)	Share-based payments

(i)	Stock options

The Company has a stock option plan that is described in note 14(b). Stock options granted to employees are measured at the grant date fair value of the instruments issued and amortized as an expense with a corresponding increase in equity over the vesting periods. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. Upon the exercise of stock options, consideration received is recorded as share capital and the related share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to retained earnings.

(ii)	Stock appreciation rights (SARs)

SARs allow the holder to receive cash or common shares of the Company in the amount of the underlying value of the associated stock option. When the holder has the option of settling in cash or shares, the fair value of the SAR is recorded as a liability with no value assigned to an equity component. Changes to the fair value of the liability are recognized in profit or loss.

Where the holder elects to take common shares instead of cash, the value of the related liability is transferred directly to share capital; where the holder elects to settle SARs in cash instead of common shares, the value of the related liability is extinguished when the cash is paid.

(iii)	Restricted, performance and deferred share units (RSUs, PSUs and DSUs)

RSUs, PSUs and DSUs allow the holder to receive cash in an amount linked to the value of the Company’s shares. The RSUs, PSUs and DSUs are recorded as a liability at fair value at period end, with changes in the fair value of the liability recognized in profit or loss. The liability is extinguished when the units vest and cash is paid to the holder or when the units otherwise expire.

RSUs vest in thirds over a three year period, beginning one year after the grant date, and are settled in cash upon vesting. PSUs vest in full three years after the grant date and are settled in cash upon vesting, with payout value based on the Company’s share price performance relative to a group of peers. Both units are valued with reference to the Company’s current share price.

DSUs vest either immediately or over a specified time period, and are settled in cash when the holder of the units resigns from the Company. DSUs are valued with reference to the Company’s current share price.

(j)	Earnings per share

Earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method. The weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes all in-the-money stock options and stock appreciation rights are exercised at the beginning of the year and that the proceeds to be received on their exercise are used to repurchase common shares at the average market price during the year.

4.	Accounting changes and recent accounting pronouncements

In May 2013, the IASB issued IFRIC 21 - Levies, which sets out the accounting treatment for an obligation to pay a levy that is not an income tax. The interpretation defines the obligating event that gives rise to the requirement to pay a levy and when a liability should be recognized. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The application of IFRIC 21 did not have a significant impact on the Company’s consolidated financial statements.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

4.	Accounting changes and recent accounting pronouncements (continued)

In July 2014, the IASB published IFRS 9 - Financial Instruments, which replaces IAS 39 - Financial Instruments: Recognition and Measurement, the existing guidance of the same name. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial assets from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, and is available for early adoption. The Company will evaluate the new standard to determine the impact, if any, it may have on its financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts With Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard is effective for fiscal years beginning on or after January 1, 2017, and is available for early adoption. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company will evaluate the new standard to determine the impact, if any, it may have on its financial statements.

5.	Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

(a)	Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainty (note 5(b)), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Achievement of commercial production

Costs incurred to construct and develop mineral properties, plant and equipment, including directly attributable costs of testing, are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Net proceeds from mineral sales realized during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management with regards to copper production on December 1, 2013.

(ii)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

5.	Use of judgements and estimates (continued)

(a)	Judgements (continued)

(iii)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(b)	Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i)	Reserve estimates including life of mine plan

The Company estimates its ore reserves and mineral resources based on information compiled by experts. Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable copper pounds, gold ounces, and ore reserve tonnes. Changes to estimates of recoverable copper pounds, gold ounces, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depletion rates and impairment analysis.

(ii)	Estimated mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

5.	Use of judgements and estimates (continued)

(b)	Key sources of estimation uncertainty (continued)

(iii)	Classification of current and non-current portion of due from non-controlling interest

In determining the classification of current and non-current portion of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Bisha mining operation. Changes in metal price forecasts, estimated future costs of production, and estimated future capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

(iv)	Fair value of embedded derivative

The value of copper concentrate trade receivables is measured using quoted forward market prices as at the balance sheet date that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate. Fluctuations in the underlying market price of copper, metal content and concentrate weight can cause significant changes to the ultimate final settlement value of the receivables and the final revenue recorded can vary significantly as a result.

(v)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Forecasted income from operations is based on life of mine projections internally developed and reviewed by management.

Importance is given to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi)	Share-based payments

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

6.	Supplemental cash information

	2014	2013
Cash and cash equivalents
Cash	$94,818	$42,224
Cash equivalents	347,600	260,500
	$442,418	$302,724

Cash and cash equivalents deposited with financial institutions located outside of Africa at December 31, 2014, equal $431,678 (December 31, 2013 - $298,776).

	2014	2013
Non-cash investing and financing transactions
Closure and reclamation increase in mineral properties, plant and equipment	$9,379	$4,719
Change in accounts receivable related to pre-commercial production copper sales	(41,661)	41,661
Capital assets under finance lease	1,694	4,659
Depreciation added to inventory	1,039	3,040

7.	Accounts receivable and prepaids

	2014	2013
Trade receivables	$19,403	$43,632
Advances to vendors	9,873	11,672
Loan receivable	1,700	2,698
Prepaid expenses	1,744	1,435
Other receivables	555	316
Total accounts receivable and prepaids	$33,275	$59,753
Less: non-current portion of loan receivable	(1,087)	(2,573)
Accounts receivable and prepaids recorded as a current asset	$32,188	$57,180

During the year ended December 31, 2014, the Company made a loan of $2,200 (2013 – $7,000) to a transport company for equipment that is used in the transport of copper concentrate from mine site to port within Eritrea. The loans are repayable in equal instalments in the form of credits offset against operating amounts payable to the transport company over a five year period. A portion of the loan receivable has been recorded as a prepayment of an associated finance lease obligation related to the transport equipment.

8.	Inventories

	2014	2013
Materials and supplies	$59,533	$41,043
Work-in-progress	24,640	13,318
Finished goods – copper concentrate	17,497	13,504
Total inventories	$101,670	$67,865
Less: non-current portion of ore in stockpiles	(14,819)	(6,841)
Inventory recorded as a current assets	$86,851	$61,024

During the year ended December 31, 2014, an inventory obsolescence provision of $2,094 (December 31, 2013 – $2,808) was recorded in relation to slow moving inventory (2013 - gold phase materials and supplies). The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of oxide ore, pyrite sand and primary ore. Depreciation of $5,605 is included in work-in-progress and finished goods inventories at December 31, 2014 (December 31, 2013 – $4,566).

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

9.	Due from non-controlling interest

The amounts due from ENAMCO arose originally in October 2007 when the Company entered into an agreement with ENAMCO whereby the State increased its ownership in BMSC to 40% from its previous 10% free carried interest provided by Eritrean mining legislation. The amount receivable bears interest at a rate tied to the US Dollar LIBOR (December 31, 2014 – 0.5%) plus 4%. Interest income of $2,621 was recorded during the year ended December 31, 2014 (2013 - $3,314).

During 2013 the Company loaned an additional $16,750 to ENAMCO, which was collected in full during 2014, including interest of $682.

	2014	2013
Opening Balance	$83,194	$63,130

Accrued interest on purchase price receivable	2,305	2,948
Advances to non-controlling interest	-	16,750
Accrued interest on advances to non-controlling interest	316	366
Amounts received from non-controlling interest, including interest	(37,332)	-
Total due from non-controlling interest	$48,483	$83,194
Less: non-current portion of due from non-controlling interest	(27,272)	(36,503)
Due from non-controlling interest recorded as a current asset	$21,211	$46,691

10.	Mineral properties, plant and equipment

The Company’s properties are located in western Eritrea, a country located in north-eastern Africa. The properties under mining licenses include Bisha and Harena which together are subject to a mining agreement with the Government of Eritrea. The Bisha license was granted in 2008 for an initial period of 20 years. The Harena license was granted in 2012 for 10 years. The Mogoraib River exploration license is valid until July 2, 2015, but can be extended subject to a license renewal application.

Commercial copper production was achieved on December 1, 2013, and construction-in-progress amounts related to the copper phase were transferred to the appropriate categories of mineral properties, plant and equipment. Depreciation of these assets commenced at that time.

Costs classified as mineral properties represent historic acquisition, exploration, evaluation and development costs at Bisha and Harena. Construction-in-progress at December 31, 2014, represents costs associated with the zinc phase construction.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

10.	Mineral properties, plant and equipment (continued)

Year ended December 31, 2014	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2013	$23,836	$5,749	$44,248	$371,038	$444,871
Additions	5,668	18,458	3,690	24,307	52,123
Disposals	-	-	-	(25)	(25)
Transfers	-	(7,503)	-	71	(7,432)
December 31, 2014	29,504	16,704	47,938	395,391	489,537
Accumulated depreciation
December 31, 2013	-	-	6,439	81,108	87,547
Charge for the year	-	-	2,633	38,533	41,166
Disposals	-	-	-	(16)	(16)
December 31, 2014	-	-	9,072	119,625	128,697
Net book value December 31, 2014	$29,504	$16,704	$38,866	$275,766	$360,840

Year ended December 31, 2013	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2012	$8,309	$87,255	$38,688	$268,242	$402,494
Additions	15,720	34,513	191	28,915	79,339
Disposals	-	-	-	(263)	(263)
Transfers	(193)	(116,019)	5,369	74,144	(36,699)
December 31, 2013	23,836	5,749	44,248	371,038	444,871
Accumulated depreciation
December 31, 2012	-	-	3,623	58,443	62,066
Charge for the year	-	-	2,816	22,722	25,538
Disposals	-	-	-	(57)	(57)
December 31, 2013	-	-	6,439	81,108	87,547
Net book value December 31, 2013	$23,836	$5,749	$37,809	$289,930	$357,324

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

10.	Mineral properties, plant and equipment (continued)

Transfers of construction-in-progress for the year ended December 31, 2014 and 2013, to mineral properties, plant and equipment are comprised as follows:

	2014	2013
Opening balance of Construction-in-progress	$5,749	$87,255
Additions:
Copper phase plant and equipment	-	28,764
Tailings dam	2,175	5,328
Zinc phase construction	16,283	421
Balance before transfers	24,207	121,768
Copper phase assets transferred to Plant and equipment	-	(116,019)
Tailings dam assets transferred to Plant and equipment	(7,503)	-
Closing balance of Construction-in-progress	$16,704	$5,749

Assets transferred from Construction-in-progress to Plant and equipment	$7,503	$116,019
Add (deduct)
Pre-commercial production sales credit	(9,725)	(112,916)
Capitalized pre-commercial operating costs	6,287	76,217
Deferred stripping transferred to mineral properties	-	(5,176)
Operational spares transferred to inventory	(3,994)	-
Assets transferred to plant and equipment	$71	$74,144

As at December 31, 2014, plant and equipment includes $nil (2013 - $4,532) of capitalized pre-commercial production copper concentrate inventory, and finance leased assets with a net book value of $4,710 (2013 - $4,271). As at December 31, 2014, the Company had commitments to purchase property, plant and equipment of $25,765, related primarily to the zinc phase expansion.

11.	Accounts payable and accrued liabilities

	2014	2013
Trade accounts payable	$33,723	$18,705
Accrued royalties	7,201	4,629
Accrued liabilities	13,245	7,453
	$54,169	$30,787

Included in accrued liabilities are incentive amounts due to employees (RSUs, PSUs) of $1,364 (December 31, 2013 - $50) and directors (DSUs) of $1,999 (December 31, 2013 – nil). The Company recorded $1,856 (2013 - $50) for RSUs and PSUs and $1,999 (2013 – nil) for DSUs in administrative expenses.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

12.	Income taxes

(a)	Income tax expense

Income tax expense was recorded for income earned in the years ended December 31, 2014 and 2013, as follows.

	2014	2013
Current income tax expense	$(85,759)	$(20,702)
Deferred income tax expense	(26,718)	(9,484)
Income tax expense	$(112,477)	$(30,186)

(b)	Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s statutory tax rate is as follows:

	2014	2013
Income tax expense at statutory rate of 26.0%	$(72,551)	$(15,960)
Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(34,982)	(8,063)
Benefit of tax losses not recognized	(2,331)	(2,753)
Non-deductible and other items	(2,613)	(3,410)
	$(112,477)	$(30,186)
(1) The Eritrean statutory mining income tax rate is 38%.

(c)	Recognized deferred tax assets and liabilities

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	2014	2013
Deferred tax assets
Losses carried forward	$136	$951

Deferred tax liabilities
Mineral properties, plant and equipment	(57,042)	(31,139)
Net deferred tax liabilities	$(56,906)	$(30,188)

(d)	Unrecognized tax losses and tax assets

At December 31, 2014, the Company has available losses for income tax purposes in Canada totaling approximately $44,738 (2013 - $41,343) and losses carried forward in foreign jurisdictions of approximately $6,874 (2013 - $6,764) which, if not utilized to reduce income in future periods, expire through 2029. The benefits of these available tax losses and tax assets have not been recognized. Access to the losses carried forward in the future may be restricted.

Deferred tax assets have not been recognized in respect of the following items:

	2014	2013
Mineral properties, plant and equipment	$6,529	$5,741
Tax losses carried forward	53,006	49,561
	$59,535	$55,302

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

13.	Provision for mine closure and reclamation

	2014	2013
Balance, beginning of year	$23,614	$18,013
Accretion	1,203	882
Additional liability	9,379	4,719
Balance, end of year	$34,196	$23,614

The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha and Harena sites upon completion of mining. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and cost estimates prepared by a third party specialist.

During 2012 estimates prepared by the third-party specialist were updated to include the Harena mining license area as well as increases in cost estimates for certain reclamation activities. This report was updated internally as at December 31, 2014, to reflect additional disturbances incurred during the 2014 year. Management used a pre-tax discount rate of 4.57% and an inflation factor of 3.0% in preparing the Company’s provision for mine closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2014, the undiscounted inflation-adjusted liability for provision for mine closure and reclamation is estimated to be approximately $50,400 (December 31, 2013 – $37,000), the increase in the obligation resulting from an increase to the impact area of the mine as well as an increase to cost assumptions for various closure activities. The cash expenditures are expected to occur over a period of time extending several years after the projected closure of the Bisha and Harena sites. Accretion expense of $1,203 (2013 – $882) is recorded in finance costs.

14.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	Stock options

The Company’s ability to grant stock options under its former stock option plan (the Former Plan) expired April 27, 2012. A new stock option plan (the New Plan) was approved by shareholders at a Special Meeting on September 5, 2012. The Former Plan remains in existence until all outstanding options have been exercised, cancelled or otherwise expired. As at December 31, 2014, 6,312,500 options issued under the Former Plan remain outstanding.

In accordance with the Company’s intention to reduce the cost of an equity based plan to shareholders, the New Plan is more restrictive than the Former Plan in the number of shares which can be issued (maximum 6.75% of issued and outstanding shares, versus 10% in the Former Plan) and the length of time before expiry (5 years, versus 10 years in the Former Plan).

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between one and three years. During 2014, share-based payments costs were calculated using the following weighted average assumptions: expected life of option 4.1 years (2013 – 3.3 years), stock price volatility 55% (2013 – 59%), dividend yield 3.8% (2013 – 4.3%) and a risk-free interest rate yield of 1.3% (2013 – 1.3%). The fair value is particularly impacted by the Company’s stock price volatility.

The year ended December 31, 2014, includes $2,185 (2013 - $2,835) in share-based payment costs related to stock options, $2,152 (2013 - $2,825) of which were presented in administrative expenses and $33 (2013 – $10) in operating expenses.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

14.	Share capital (continued)

(b)	Stock options (continued)

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2012	10,857,500	$4.08
Granted	2,006,000	3.44
Exercised as stock options	(325,000)	1.49
Exercised as stock appreciation rights	(250,000)	3.53
Forfeited	(1,150,000)	5.09
Outstanding, December 31, 2013	11,138,500	3.95
Granted	1,853,500	4.18
Exercised as stock options	(345,000)	2.02
Forfeited	(465,000)	5.09
Outstanding, December 31, 2014	12,182,000	$4.00

Type	Range of exercise price (CAD)	Number of options	Average remaining life in years
Vested (exercisable)	$3.14–$4.81	7,298,667	1.5
Vested (exercisable)	$5.68–$6.34	1,862,500	1.1
Unvested	$3.28–$4.40	3,020,833	4.4
Total		12,182,000	2.2

The weighted average share price of the Company on the dates options were exercised in 2014 was CAD $4.18 (2013 – CAD $3.38). The weighted average price of options exercisable at the end of the year was CAD $4.05 (December 31, 2013 – CAD $4.04).

(c)	Stock appreciation rights

At December 31, 2014, $654 (December 31, 2013 - $1,369) was recorded in accounts payable and accrued liabilities to account for the liability associated with cash-settled SARs. All SARs that were eligible to be settled in either cash or equity, at the option of the holder, were exercised prior to their expiry in August 2014. The intrinsic value of vested SARs outstanding as at December 31, 2014, is $561.
During the year ended December 31, 2014, the Company recorded $23 in administrative expenses related to changes in the fair value of the stock appreciation rights during the year (2013 – $352).

(d)	Shares reserved for issuance (fully diluted)

Number of shares
Issued and fully paid at December 31, 2014	199,652,802
Reserved for options (note 14(b))	12,182,000
Shares reserved for issuance (fully diluted) at December 31, 2014	211,834,802

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

14.	Share capital (continued)

(e)	Earnings per share

The calculations of earnings per share is based on the following data:

	2014	2013
Net income attributable to Nevsun shareholders	$93,394	$12,857
Effect of dilutive securities:
Change in stock appreciation rights liability	175	(616)
Diluted net income attributable to Nevsun shareholders	$93,569	$12,241
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,469	199,147
Dilutive options and SARs	1,268	798
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	200,737	199,945
Earnings per share
Basic	$0.47	$0.06
Diluted	$0.47	$0.06

Basic earnings per share is computed by dividing the net income or net income attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of outstanding SARs and stock options in the weighted average number of common shares outstanding during the year, if dilutive.

15.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, BMSC, as at December 31, 2014 and 2013. The information is presented on a 100% basis.

	2014	2013
Current assets	$156,122	$152,522
Non-current assets	372,145	332,870

Current liabilities	(47,501)	(32,232)
Non-current liabilities	(90,017)	(53,463)
Net assets	$390,749	$399,697
Net assets attributable to non-controlling interest	$156,300	$159,879

The following table presents the financial results of BMSC for the years ended December 31, 2014 and 2013, respectively:

	2014	2013
Revenues	$555,012	$155,698
Net income and comprehensive income	182,927	40,993
Net income and comprehensive income attributable to non-controlling interest	$73,171	$16,397

The following table presents the summary cash flow information of BMSC for the years ended December 31, 2014 and 2013, respectively:

	2014	2013
Net cash provided by operating activities	$227,061	$25,702
Net cash used in investing activities	(2,058)	(85,856)
Net cash provided by (used in) financing activities	(210,453)	33,250
Increase (decrease) in cash and cash equivalents	$14,550	$(26,904)

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

16.	Revenues

	2014	2013
Copper concentrate sales	$544,232	$-
Copper concentrate by-product sales	60,323	-
Other	5,467	2,008
Treatment and refining charges	(55,010)	-
Gold doré sales	-	153,690
	$555,012	$155,698

For the year ended December 31, 2014, copper concentrate sales are net of provisional pricing and physical quantity adjustments of $30,522 (2013 – $nil). As at December 31, 2014, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable and payable of $17,424, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment (see also note 21).

Other revenue consists of high-grade precious metals ore shipped directly to buyers.

For the year ended December 31, 2014, the Company also recorded pre-commercial production copper sales of $9,275 (2013 – $112,916). When offset by pre-commercial production operating costs of $4,803 (2013 – $61,673), depreciation and amortization of $855 (2013 – $8,223), and royalties of $629 (2013 – $6,321), the resultant net credit of $3,438 (2013 – $36,699) was offset against copper phase plant and equipment costs.

17.	Operating expenses

	2014	2013
Raw materials, consumables and supplies	$77,620	$61,669
Employment, benefits and contractors	42,404	40,729
Transport, port and shipping	68,408	24,999
Repairs and maintenance	11,488	7,039
Overheads	9,249	9,054
Changes in inventories	(9,844)	(18,969)
Pre-commercial production operating expenses capitalized	(4,803)	(61,673)
	$194,522	$62,848

18.	Administrative expenses

	2014	2013
Salaries and employee benefits	$5,912	$5,555
Share-based payments	2,174	3,127
Long-term incentives	3,855	50
Business development	1,491	1,912
Other	3,931	3,893
	$17,363	$14,537

19.	Commitments

As of December 31, 2014, the Company had the following contractual obligations:

	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Purchase commitments and contractual obligations	$45,813	$45,813	$-	$-	$-
Mine closure and reclamation	50,400	600	1,400	1,200	47,200
Minimum operating lease payments	4,971	4,722	249	-	-
Total contractual obligations	$101,184	$51,135	$1,649	$1,200	$47,200

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

19.	Commitments (continued)

The Company has arranged an annually renewable environmental bond for the Bisha Project for $15,000 at a cost of 1% per annum.

20.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa.

21.	Financial instruments and risk management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.

The Company has exposure to the following risks from its use of financial instruments: market risk, credit risk, and liquidity risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management procedures are established to identify and analyze the risks faced by the Company. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s financial risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, interest rates, fuel prices and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i)	Metals price risk

The Company is subject to price risk fluctuations in market prices of copper, gold, and silver, and the profitability of the Company’s operations is highly correlated to the market prices of these metals. Historically, copper, gold, and silver prices have fluctuated widely and are affected by numerous factors outside the Company’s control.

The Company is subject to price risk from these fluctuations for sales that have not yet settled as of the balance sheet date. The commodity price risk associated with financial instruments relates to changes in fair value caused by final pricing adjustments to receivables for these metals.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

21.	Financial instruments and risk management (continued)

(a)	Market risk (continued)

(i)	Metals price risk (continued)

The Company has not hedged any of its concentrate sales. The quantities of payable copper, gold, and silver subject to final settlement as at December 31, 2014, and the weighted average forward prices per pound or ounce used to value the related receivables are as follows:

	2014
	Quantity (000s payable pounds)		Weighted average forward price per pound
Copper subject to final settlement	56,430		$2.87
	Quantity (payable ounces	)	Weighted average forward price per ounce
Gold subject to final settlement	5,771		$1,199
Silver subject to final settlement	325,267		$15.97

Sales of copper concentrate are recognized on a provisional pricing basis when risks and rewards, transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices on a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement. The effect on revenue and accounts receivable and payable of a 10% change to the underlying metals prices is disclosed in note 16.

(ii)	Fuel price risk

Fuel consumption comprises a significant portion of the Company’s operating expenses and the Company is therefore subject to fuel price risk on fluctuations of the market price of diesel. Based on an estimated 40 million litres of diesel fuel, a $0.10 change in the price per litre of fuel would have a $4 million impact on earnings.

(iii)	Currency risk

The Company’s functional currency is the United States dollar (USD). The Eritrean nakfa (ERN) is directly tied to the USD and therefore does not present a foreign exchange risk in terms of the functional currency. The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency. Historically the currency exposures are primarily to the Canadian dollar (CAD), South African rand (ZAR), Australian dollar (AUD), and Euro (EUR).

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

21.	Financial instruments and risk management (continued)

(a)	Market risk (continued)

(iii)	Currency risk (continued)

The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:

	2014
	CAD	ZAR	AUD	EUR
Cash and cash equivalents	297	1,870	-	-
Accounts receivable	168	23	-	-
Payables and accruals	(8,305)	(314)	(203)	(1,501)
Net financial assets (liabilities)	(7,840)	1,579	(203)	(1,501)
USD foreign exchange rate	0.86	0.09	0.82	1.22
Balance sheet exposure in equivalent USD	(6,753)	136	(166)	(1,825)

	2013
	CAD	ZAR	AUD	EUR
Cash and cash equivalents	198	766	-	-
Accounts receivable	116	120	-	-
Payables and accruals	(2,278)	(2,292)	(220)	(135)
Net financial assets (liabilities)	(1,964)	(1,406)	(220)	(135)
USD foreign exchange rate	0.94	0.10	0.89	1.38
Balance sheet exposure in equivalent USD	(1,846)	(134)	(195)	(186)

Currency risk sensitivity analysis

A 10 percent strengthening (weakening) of the US dollar against the above currencies at December 31 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant:

	2014	2013
CAD	$675	$185
ZAR	14	13
AUD	17	19
EUR	182	19

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s financial assets.

(i)	Cash equivalents

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(ii)	Accounts receivable

The Company’s accounts receivable are due primarily from the smelters and other customers to which the Company sells copper concentrate and have maximum settlement periods of approximately four months. Management does not expect these counterparties to fail to meet their obligations.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

21.	Financial instruments and risk management (continued)

(b)	Credit risk (continued)

(iii)	Due from non-controlling interest

Due from non-controlling interest is collected from ENAMCO with collection terms based on cash flow from the Bisha Mine with a guarantee from the State of Eritrea for any shortfall. Management expects that Bisha Mine cash flow will be sufficient to allow collection from the non-controlling interest.

(iv)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. Cash and cash equivalents held by the Company have contractual maturities of less than 90 days. The maximum exposure to credit risk at the reporting date was:

	2014	2013
Cash and cash equivalents	$442,418	$302,724
Due from non-controlling interest	48,483	83,194
Accounts receivable	20,571	44,073
	$511,472	$429,991

The Company does not have any amounts receivable that it considers impaired or otherwise uncollectible.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on hand to meet expected operational expenses including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The contractual financial liabilities of the Company as of December 31, 2014, equal $54,169 (December 31, 2013 - $30,787). The undiscounted cash flows of the liabilities are equal to their contractual amounts. Substantially all of the liabilities presented as accounts payable and accrued liabilities are due within ninety days of December 31, 2014.

(d)	Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

22.	Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital of the Company consists of equity attributable to Nevsun shareholders and amounts related to non-controlling interest.

The Company manages its capital structure and makes adjustments in light of the changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the Company’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2014 and 2013

23.	Key management personnel compensation

Key management personnel consists of directors, executive officers, management at a vice president level and the Bisha Mine General Manager.

	2014	2013
Salaries, directors fees and other short-term benefits	$5,545	$5,224
Share-based payments	1,820	2,136
Long-term incentives	3,980	50
Total key management personnel compensation	$11,345	$7,410

24.	Contingencies

(a)	The Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean Military. The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”). The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members. No amount of damages is required to be quantified by the plaintiffs at this time. No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit. The Company denies the allegations and will vigorously defend itself in this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

(b)	Putative class action complaints

During May 2014 and July 2014 the Company settled with United States and Canadian plaintiffs, respectively, two related securities class actions initiated during 2012. Settlement agreements release the Company and all its related parties from any claims described in these class actions. The Canadian and US settlements received final court approval on October 6, 2014 and January 22, 2015, respectively. Both settlements were funded entirely by the Company’s insurance carriers.